Exhibit (e)(25)

AMENDMENT NO. 5 TO THE

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

Pursuant to the authority of the Board of Directors of Commercial Metals Company, and the provisions of Article XII thereof, the Commercial Metals Companies Benefit Restoration Plan (the “Plan”) is hereby amended in the following respects only, effective as of September 1, 2001:

(1)	The last sentence of Article II is hereby amended to read as follows:

“The determination as to the eligibility of any individual to initially participate in the Plan or to continue as a Participant shall be in the sole and absolute discretion of the Committee, but consistent with the policies of the Company in place from time to time, whose decision in that regard shall be conclusive and binding for all purposes hereunder.”

(2)	Article III, Section 3.1, is hereby amended to read to as follows:

“3.1. For any Plan Year, a Participant who elects to contribute to the Profit Sharing Plan the lesser of: (i) the maximum elective deferral permitted under Section 402(g)(l) of the Code with respect to the taxable year in which such Plan Year begins, or (ii) the maximum elective contributions permitted under the terms of the Profit Sharing Plan with respect to such Plan Year, may irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him with respect to such Plan Year, in the amount set forth below. The amount which a Participant may elect to defer under this Plan for any Plan Year shall be a percentage of his Annual Compensation for such Plan Year which is no less than one percent (1%), and no greater than fifteen percent (15%), both of said amounts to be reduced by the total contributions made to the Profit Sharing Plan by the Participant during such Plan Year. Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid. If a Participant fails to meet the eligibility criteria determined by the Committee in its absolute discretion with respect to any Plan Year, but nonetheless continues to be a member of a select group of individuals who are providing services to the Company or an Affiliate in key positions of management and responsibility, such Participant shall continue to be eligible to defer a portion of his Annual Compensation under the Plan pursuant to this Section 3.1, but shall not be eligible to receive a matching contribution pursuant to Section 3.2 or a profit sharing contribution pursuant to Section 3.3 until such Participant again meets the eligibility criteria for a specific Plan Year, as determined by the Committee.”

(3)	Article III, Section 3.2, is hereby amended to read as follows:

“3.2. As of the last day of each Plan Year, the Company shall credit a matching contribution to the Account of each Participant who has deferred amounts under the Plan during such Plan Year in accordance with the provisions of Section 3.1 above, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year; (b) failed to complete a Year of Service during the Plan Year; or (c) failed to meet the eligibility criteria for participation in the Plan as determined by the Committee with respect to such Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant whose employment terminated during the Plan Year as a result of death or Disability, and who would otherwise be entitled to receive a contribution under this Section, notwithstanding the conditions set forth in (a) or (b) above. The matching contribution shall equal a percentage of the amount deferred hereunder by the Participant during such Plan Year which is equal to the percentage of Salary Reduction Contributions (as such term is defined in the Profit Sharing Plan) allocated as a matching contribution to the Profit Sharing Plan for such Plan Year.”

(4)	Article III, Section 3.3, is hereby amended to read as follows:

“3.3. As of the last day of each Plan Year, the Company shall credit a profit sharing contribution to the Account of each Participant hereunder, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year; (b) failed to complete a Year of Service during the Plan Year; or (c) failed to meet the eligibility criteria for participation in the Plan as determined by the Committee with respect to such Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant whose employment terminated during the Plan Year as a result of death or Disability, notwithstanding the conditions set forth in (a) or (b) above. The profit sharing contribution hereunder for each Plan Year shall equal a percentage of Annual Compensation in excess of the amount set forth in Section 401(a)(17)(A) of the Code (as in effect for the calendar year in which such Plan Year begins) which is equal to the percentage of compensation allocated as a profit sharing contribution to the Profit Sharing Plan for such Plan Year.”